Exhibit 99.1

Kingsoft Cloud Announces Unaudited Third Quarter 2023 Financial Results

BEIJING, November 21, 2023 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “This quarter, we are excited to see our strategy of embracing AI bearing fruit, as AI business revenue grew rapidly, generating healthy, sustainable margin and securing a strong pipeline. We also remained steadfast in the strategic adjustment of CDN business, as we see revenue contribution from the largest CDN customer further decreasing to 12% as compared with 16% in the previous quarter. We expect to deepen our strategic planning and engagement with Xiaomi and Kingsoft in their comprehensive AI cloud demand to capture market opportunities, maintain the healthy trajectory of continued profitability improvement, and generate value for our shareholders.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We are pleased to deliver another quarter of steady profitability improvement. Our adjusted gross margin continued to grow for the fifth consecutive quarter and achieved record high of 12.1%, rising by a significant 5.8 percentage points year-over-year. Our normalized adjusted EBITDA significantly narrowed from negative RMB202.0 million in the same period last year to negative RMB44.1 million this quarter. We also recorded operating cash inflow for the second consecutive quarter, amounted to RMB20.4 million in this quarter. Our results over the past few quarters demonstrate our revenue mix and quality improvement as well as profitability trajectory.”

Third Quarter 2023 Financial Results

Total Revenues reached RMB1,625.2 million (US$222.81 million), representing a decrease of 17.5% from RMB1,968.8 million in the same period of 2022. The decrease was mainly due to our proactive scale-down of services for content delivery network (CDN) customers, and phasing-out of loss-making clients.

Revenues from public cloud services decreased by 24.5% to RMB1,016.6 million (US$139.3 million), compared with RMB1,346.0 million in the same quarter of 2022. The year-over-year decrease was mainly due to the above-mentioned scale-down of our CDN services.

Revenues from enterprise cloud services were RMB608.5 million (US$83.4 million), representing a decrease of 2.2% from RMB622.0 million in the same quarter of 2022. The year-over-year decrease was mainly driven by our focus on selected verticals and high-quality projects.

Other revenues were RMB0.1 million (US$0.02 million).

Cost of revenues was RMB1,429.0 million (US$195.9 million), representing a decrease of 22.6% from RMB1,846.4 million in the same quarter of 2022. We continue to enhance our cost control measures. Internet Data Center (IDC) costs decreased significantly by 31.6% year-over-year from RMB1,078.3 million to RMB737.7 million this quarter. Depreciation and amortization costs decreased by 21.0% from RMB253.7 million to RMB200.4 million. Solution development and services costs decreased by 4.0% from RMB443.1 million to RMB425.3 million this quarter. Fulfillment costs and other costs were RMB25.7 million and RMB39.9 million this quarter, which is in line with our enterprise cloud projects’ quality control strategy.

Gross profit was RMB196.2 million (US$26.9 million), representing a significant increase of 60.3% from RMB122.4 million in the same period in 2022. Gross margin was 12.1%, compared with 6.2% in the same period in 2022. Non-GAAP gross profit2 was RMB196.3 million (US$26.9 million), compared with RMB124.7 million in the same period in 2022. Non-GAAP gross margin2 was 12.1%, compared with 6.3% in the same period in 2022. The significant improvements in our gross profit and margin were mainly due to our strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]	Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Within that, gross profit of public cloud services was RMB48.1 million (US$6.6 million), which was significantly improved from the gross loss of RMB22.1 million in the same period last year. Gross margin of public cloud services was 4.7%, which improved significantly from negative 1.6% in the same period last year. The improvement was mainly due to our expansion in AI business, proactive scale-down of CDN services and adjustment of our clients’ structure. Gross profit of enterprise cloud services was RMB147.3 million (US$20.2 million), compared with RMB143.8 million in the same period last year. Gross margin of enterprise cloud services was 24.2%, improved from 23.1% in the same period last year. The improvement was mainly due to our more stringent enterprise cloud project selection.

Total operating expenses were RMB1,001.1 million (US$137.2 million), compared with RMB569.7 million last quarter and RMB626.6 million in the same period in 2022. Among which:

Selling and marketing expenses were RMB116.4 million (US$16.0 million), compared with RMB129.3 million last quarter and RMB143.4 million in the same period in 2022. The year-over-year decrease was mainly due to our strict expense control as well as decrease in share-based compensation.

General and administrative expenses were RMB215.7 million (US$29.6 million), further decreased from RMB246.5 million last quarter and RMB235.1 million in the same period in 2022. The quarter-over-quarter decrease was mainly attributable to our continued expense control this quarter.

Research and development expenses were RMB200.4 million (US$27.5 million), slightly increased from RMB193.9 million last quarter, but decreased when comparing with RMB248.1 million in the same period in 2022. The year-over-year decrease was mainly due to the enhanced research and development efficiency and the region re-allocation of personnel in Beijing and Wuhan.

Impairment of long-lived assets was RMB468.5 million (US$64.2 million), mainly attributable to impairment loss of public cloud asset group.

Operating loss was RMB804.8 million (US$110.3 million), compared with operating loss of RMB363.1 million last quarter and RMB504.2 million in the same quarter of 2022.

Net loss was RMB789.7 million (US$108.2 million), compared with net loss of RMB498.3 million last quarter and RMB801.4 million in the same quarter of 2022.

Non-GAAP net loss3 was RMB313.3 million (US$42.9 million), narrowed from net loss of RMB315.0 million last quarter and RMB530.7 million in the same quarter of 2022.

[3]	Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Non-GAAP EBITDA4 was RMB-45.4 million (US$-6.2 million), compared with RMB-61.4 million last quarter and RMB-202.0 million in the same quarter of 2022. Non-GAAP EBITDA margin was -2.8% this quarter, compared with -3.3% last quarter and -10.3% in the same quarter last year. Excluding loss on disposal of property and equipment, normalized Non-GAAP EBITDA was RMB-44.1 million (US$-6.0 million) this quarter, improved from RMB-59.9 million last quarter and RMB-202.0 million in the same period last year. Normalized Non-GAAP EBITDA margin was -2.7%, compared with -3.3% last quarter and -10.3% in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.22 (US$0.03), compared with RMB0.14 last quarter and RMB0.22 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB2,612.1 million (US$358.0 million) as of September 30, 2023.

Outstanding ordinary shares were 3,542,133,556 as of September 30, 2023, equivalent to about 236,142,237 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Tuesday, November 21, 2023 at 7:15 A.M., U.S. Eastern Time (8:15 P.M., Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI7699077da6174c888cfdf768162a07cb. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

[4]	Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Dec 31, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,419,166	2,612,058	358,012
Restricted cash	114,560	119,570	16,388
Accounts receivable, net	2,402,430	1,759,571	241,169
Short-term investments	1,253,670	-	-
Prepayments and other assets	1,612,022	1,747,811	239,557
Amounts due from related parties	246,505	329,581	45,173
Total current assets	9,048,353	6,568,591	900,299
Non-current assets:
Property and equipment, net	2,132,994	1,342,524	184,008
Intangible assets, net	1,008,020	889,608	121,931
Prepayments and other assets	21,263	255,493	35,018
Equity investments	273,580	277,662	38,057
Goodwill	4,605,724	4,605,724	631,267
Amounts due from related parties	5,758	6,389	876
Operating lease right-of-use assets	220,539	164,383	22,531
Total non-current assets	8,267,878	7,541,783	1,033,688
Total assets	17,316,231	14,110,374	1,933,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	909,500	926,683	127,012
Accounts payable	2,301,958	2,161,558	296,266
Accrued expenses and other current liabilities	2,830,826	2,320,306	318,025
Income tax payable	51,892	65,339	8,955
Amounts due to related parties	427,727	80,270	11,002
Current operating lease liabilities	136,723	56,040	7,681
Total current liabilities	6,658,626	5,610,196	768,941

Non-current liabilities:
Deferred tax liabilities	167,052	150,063	20,568
Amounts due to related parties	413,464	-	-
Other liabilities	370,531	764,115	104,731
Non-current operating lease liabilities	123,059	96,941	13,287
Total non-current liabilities	1,074,106	1,011,119	138,586
Total liabilities	7,732,732	6,621,315	907,527
Shareholders’ equity:
Ordinary shares	25,062	25,302	3,468
Treasury stock	(208,385)	(208,385)	(28,562)
Additional paid-in capital	18,648,205	18,705,939	2,563,862
Statutory reserves funds	(14,700)	(14,700)	(2,015)
Accumulated deficit	(10,102,236)	(11,994,428)	(1,643,973)
Accumulated other comprehensive income	453,074	623,004	85,390
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,801,020	7,136,732	978,170
Noncontrolling interests	782,479	352,327	48,290
Total equity	9,583,499	7,489,059	1,026,460
Total liabilities and shareholders’ equity	17,316,231	14,110,374	1,933,987

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,346,038	1,153,674	1,159,509	1,016,592	139,336	4,015,989	3,329,775	456,384
Enterprise cloud services	621,975	709,976	675,176	608,510	83,403	2,031,058	1,993,662	273,254
Others	774	750	718	106	15	2,047	1,574	216
Total revenues	1,968,787	1,864,400	1,835,403	1,625,208	222,754	6,049,094	5,325,011	729,854
Cost of revenues	(1,846,368)	(1,670,215)	(1,628,797)	(1,428,968)	(195,856)	(5,781,513)	(4,727,980)	(648,024)
Gross profit	122,419	194,185	206,606	196,240	26,898	267,581	597,031	81,830
Operating expenses:
Selling and marketing expenses	(143,363)	(88,053)	(129,253)	(116,438)	(15,959)	(433,978)	(333,744)	(45,743)
General and administrative expenses	(235,077)	(303,493)	(246,549)	(215,740)	(29,570)	(706,913)	(765,782)	(104,959)
Research and development expenses	(248,149)	(215,370)	(193,920)	(200,362)	(27,462)	(715,728)	(609,652)	(83,560)
Impairment of long-lived assets	-	(185,135)	-	(468,535)	(64,218)	-	(653,670)	(89,593)
Total operating expenses	(626,589)	(792,051)	(569,722)	(1,001,075)	(137,209)	(1,856,619)	(2,362,848)	(323,855)
Operating loss	(504,170)	(597,866)	(363,116)	(804,835)	(110,311)	(1,589,038)	(1,765,817)	(242,025)
Interest income	20,408	14,068	25,568	26,332	3,609	59,055	65,968	9,042
Interest expense	(37,845)	(27,927)	(30,307)	(40,800)	(5,592)	(106,118)	(99,034)	(13,574)
Foreign exchange (loss) gain	(218,941)	93	(151,515)	20,200	2,769	(466,919)	(131,222)	(17,985)
Other (loss) gain, net	(42,243)	(7,946)	(11,841)	3,855	528	(70,209)	(15,932)	(2,184)
Other (expense) income, net	(1,079)	12,286	37,781	16,520	2,264	18,922	66,587	9,127
Loss before income taxes	(783,870)	(607,292)	(493,430)	(778,728)	(106,733)	(2,154,307)	(1,879,450)	(257,599)
Income tax expense	(17,577)	(1,529)	(4,842)	(10,990)	(1,506)	(12,424)	(17,361)	(2,380)
Net loss	(801,447)	(608,821)	(498,272)	(789,718)	(108,239)	(2,166,731)	(1,896,811)	(259,979)
Less: net (loss) income attributable to noncontrolling interests	(8,387)	(1,833)	1,073	(3,859)	(529)	(17,425)	(4,619)	(633)
Net loss attributable to Kingsoft Cloud Holdings Limited	(793,060)	(606,988)	(499,345)	(785,859)	(107,710)	(2,149,306)	(1,892,192)	(259,346)

Net loss per share:
Basic and diluted	(0.22)	(0.17)	(0.14)	(0.22)	(0.03)	(0.59)	(0.53)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	3,660,755,177	3,546,512,621	3,554,529,097	3,564,635,578	3,564,635,578	3,654,601,335	3,551,616,821	3,551,616,821
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	414,142	(29,833)	238,614	(38,904)	(5,332)	796,767	169,877	23,284
Comprehensive loss	(387,305)	(638,654)	(259,658)	(828,622)	(113,571)	(1,369,964)	(1,726,934)	(236,695)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(8,390)	(1,834)	1,059	(3,897)	(534)	(17,781)	(4,672)	(640)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(378,915)	(636,820)	(260,717)	(824,725)	(113,037)	(1,352,183)	(1,722,262)	(236,055)

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	122,419	194,185	206,606	196,240	26,898	267,581	597,031	81,830
Adjustments:
– Share-based compensation expenses	2,233	224	169	34	5	9,061	427	59
Adjusted gross profit	124,652	194,409	206,775	196,274	26,903	276,642	597,458	81,889

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023
Gross margin	6.2%	10.4%	11.3%	12.1%	4.4%	11.2%
Adjusted gross margin	6.3%	10.4%	11.3%	12.1%	4.6%	11.2%

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(801,447)	(608,821)	(498,272)	(789,718)	(108,239)	(2,166,731)	(1,896,811)	(259,979)
Adjustments:
– Share-based compensation expenses	51,826	11,309	31,797	28,102	3,852	258,565	71,208	9,760
– Foreign exchange loss (gain)	218,941	(93)	151,515	(20,200)	(2,769)	466,919	131,222	17,985
– Impairment of long-lived assets	-	185,135	-	468,535	64,218	-	653,670	89,593
Adjusted net loss	(530,680)	(412,470)	(314,960)	(313,281)	(42,938)	(1,441,247)	(1,040,711)	(142,641)
Adjustments:
– Interest income	(20,408)	(14,068)	(25,568)	(26,332)	(3,609)	(59,055)	(65,968)	(9,042)
– Interest expense	37,845	27,927	30,307	40,800	5,592	106,118	99,034	13,574
– Income tax expense	17,577	1,529	4,842	10,990	1,506	12,424	17,361	2,380
– Depreciation and amortization	293,672	266,535	243,984	242,421	33,227	871,909	752,940	103,199
Adjusted EBITDA	(201,994)	(130,547)	(61,395)	(45,402)	(6,222)	(509,851)	(237,344)	(32,530)
– Loss on disposal of property and equipment	-	20,216	1,456	1,324	181	-	22,996	3,152
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(201,994)	(110,331)	(59,939)	(44,078)	(6,041)	(509,851)	(214,348)	(29,378)

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023
Net loss margin	-40.7%	-32.7%	-27.1%	-48.6%	-35.8%	-35.6%
Adjusted net loss margin	-27.0%	-22.1%	-17.2%	-19.3%	-23.8%	-19.5%
Adjusted EBITDA Margin	-10.3%	-7.0%	-3.3%	-2.8%	-8.4%	-4.5%
Normalized Adjusted EBITDA	-10.3%	-5.9%	-3.3%	-2.7%	-8.4%	-4.0%

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in thousands)

	Three Months Ended
	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	US$
Net cash generated from operating activities	100,929	20,372	2,792
Net cash generated from investing activities	323,754	165,089	22,627
Net cash used in financing activities	(130,694)	(1,263,894)	(173,231)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	135,595	(13,026)	(1,786)
Net increase (decrease) in cash, cash equivalents and restricted cash	293,989	(1,078,433)	(147,812)
Cash, cash equivalents and restricted cash at beginning of period	2,776,770	3,823,087	523,998
Cash, cash equivalents and restricted cash at end of period	3,206,354	2,731,628	374,400